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                                                                    EXHIBIT 99.1

EMPLOYMENT, TERMINATION OF EMPLOYMENT, CHANGE-IN-CONTROL AND OTHER AGREEMENTS.

  Devening Employment Agreement. Pursuant to the Devening Agreement, Mr. Devening serves as the Chairman of the Board, President and Chief Executive Officer of the Company. The Devening Agreement has a term ending on December 31, 1998, but automatically extends for an additional one-year term unless either party elects not to extend the term (the "Employment Period"). See "Report of the Compensation Committee of the Board of Directors--Compensation of Chief Executive Officer" for information regarding the salary and bonus provisions of the Devening Agreement. Bonuses payable under the Devening Agreement are payable in cash or common stock (based on the market price on the payment date) or a combination thereof as selected by Mr. Devening, subject to such limitation on the number of shares as the Committee may have set for the year.

  The Company granted to Mr. Devening options to purchase, in the aggregate, a number of shares of the Company's common stock equal to 5% of the total number of shares outstanding on the date of the grant (as adjusted to reflect the number of shares issued in the rights offering made pursuant to the offering prospectus dated September 19, 1994) at an option price per share equal to the greater of the exercise price under such rights offering ($9.00) or the fair market value on the date of the grant. Nine percent of such options vested on December 31, 1994, and 18.2% of such options vested on December 31, 1995, with the remaining such options to vest on December 31 of each of the subsequent four years if Mr. Devening remains an employee and the Company meets the specified earnings target for such year. The options terminate 10 years from the date of grant and must be exercised within 90 days after Mr. Devening ceases to be an employee.

  In the event that Mr. Devening's employment is terminated during the Employment Period other than for "Cause" (as defined in the Devening Agreement), or if Mr. Devening terminates his employment for "Good Reason" or within eighteen months after a "Change of Control" (as those terms are defined in the Devening Agreement), the Company will be required to pay him an amount equal to two times the sum of his base salary for the previous twelve-month period plus the amount of his performance bonus, if any, for the previous fiscal year. Upon a Change of Control, all outstanding option shares not previously vested will vest, provided Mr. Devening is an employee on such date. In the event of the death of Mr. Devening between July 31, 1997 and January 1, 2000 while an employee of the Company, all outstanding option shares not previously vested will vest. Mr. Devening is entitled to employee benefit arrangements on a comparable basis with other senior executives, and to financial, tax planning and consulting services.

  Sieben Agreement. Pursuant to the terms of a letter agreement (the "Sieben Agreement") with the Company, Mr. Sieben receives an annual salary of $225,000 and, for the first year of his employment, a monthly living allowance of $2,000 in lieu of certain other allowances. Pursuant to the Sieben Agreement, he is eligible for an annual bonus of up to 50% of his base salary if certain performance objectives are met. In addition, Mr. Sieben received a signing bonus of $65,000 and was granted options to purchase, in the aggregate, 68,814 shares of Common Stock at an exercise price per share of $9.00. These options have a vesting schedule similar to Mr. Devening's. Upon a "Change of Control Event" (as defined in the Stock Incentive Plan) or in the event of the death of Mr. Sieben, all outstanding option shares not previously vested will vest, provided Mr. Sieben is an employee on the date of such event. In the event Mr. Sieben is terminated for any reason other than dishonesty or malfeasance, he will be entitled to receive his base salary for a period of six months from the termination date. In addition, the Company and Mr. Sieben have entered into a Transition Employment Agreement. See "Compensation of Directors and Executive Officers--Employment, Termination of Employment, Change-in-Control and Other Agreements--Transition Employment Agreements".

  O'Ray Employment Agreement. Effective as of October 9, 1995, Mr. O'Ray and the Company entered into an employment agreement (the "O'Ray Agreement") pursuant to which Mr. O'Ray serves as Senior Vice President of the Company and President of the Specialty Brands Division. The O'Ray Agreement provides for an annual salary of $210,000 and a signing bonus of $50,000. In addition, Mr. O'Ray received options to purchase 68,814 shares of Company Common Stock at an exercise price of $13.50 per share, which have a vesting schedule similar to Mr. Devening's options adjusted to reflect the different grant date.

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  The O'Ray Agreement also provides that in fiscal 1996 the Company will pay
Mr. O'Ray a minimum cash bonus of $75,000, subject to upward adjustment. Any amount of cash incentive in excess of such amount shall be provided by the Company's Cash Incentive Plan conditioned upon the Specialty Brands Division achieving the performance targets established for 1996. Such cash incentive is payable in February 1997.

  If Mr. O'Ray's employment is terminated by the Company for "Cause" (as defined in the O'Ray Agreement) or as a result of a voluntary termination, the Company will pay Mr. O'Ray his base compensation through the date specified as his last day of employment. If Mr. O'Ray's employment is terminated during the term of the O'Ray Agreement by the Company without Cause, the Company will pay Mr. O'Ray an amount equal to one-half of his annual base compensation.

  Rosenthal Agreements. Effective as of December 11, 1995, Mr. Rosenthal and the Company entered into an employment agreement (the "Rosenthal Agreement") pursuant to which Mr. Rosenthal serves as Senior Vice President of the Company and President of the KPR Foods Division. The term of the Rosenthal Agreement is from December 11, 1995 until December 10, 2000. The Rosenthal Agreement provides for an annual salary of $175,000 as President of the KPR Foods Division. Mr. Rosenthal will also receive an annual salary of $40,000 in payment of his duties as Senior Vice President. In addition, Mr. Rosenthal received options to purchase 12,000 shares of Company Common Stock at an exercise price of $13.125 per share, which have a vesting schedule similar to Mr. Devening's options adjusted to reflect the different grant date.

  If Mr. Rosenthal's employment is terminated during the term of the Rosenthal Agreement by reason of death, the Company shall pay to Mr. Rosenthal's estate his base compensation as though employment was terminated by the Company without "Cause" (as defined in the Rosenthal Agreement) and the bonus, if any, for the bonus period in which the "Termination Date" (as defined in the Rosenthal Agreement) occurs. If Mr. Rosenthal's employment is terminated during the term of the Rosenthal Agreement by disability, Mr. Rosenthal will continue to receive his base compensation for a period of one year and the bonus, if any, for the bonus period in which the disability occurs until the Rosenthal Agreement is terminated. Mr. Rosenthal shall also continue to receive all compensation payable under the Company's disability benefit programs then in effect through the expiration of the term of the Rosenthal Agreement. Thereafter, benefits shall be determined under the retirement, insurance and other compensation programs. If Mr. Rosenthal's employment is terminated by the Company for Cause or as a result of a voluntary termination, the Company will pay Mr. Rosenthal his base compensation through the date specified as his last day of employment. If Mr. Rosenthal's employment is terminated during the term of the Rosenthal Agreement by the Company without Cause, the Company will pay Rosenthal an amount equal to his base compensation for a period not to exceed one year.

  In connection with the acquisition of KPR Holdings, L.P. ("KPR") pursuant to the Purchase Agreement dated November 14, 1995 (the "KPR Agreement"), the Company has agreed to certain contingent payments payable in Common Stock of the Company or cash, at the option of the sellers, aggregating approximately $14.3 million over the next three years based on the attainment of specified earning levels by KPR. If the sellers elect to receive the contingent payment in Common Stock of the Company, it will be payable based on a price of $13.125 per share. The right to this contingent payment is currently held by KPR Holdings, Inc., one of the sellers, and Mr. Rosenthal holds an equity position in KPR Holdings, Inc. In addition, in connection with the acquisition of KPR, KPR entered into a lease agreement with BAM Corporation pursuant to which BAM leases to KPR the production and office facility located in Fort Worth, Texas (the "Lease"). The Lease is for a period of ten years, with base rental payments of approximately $71,000 per month. KPR has the option, pursuant to the Lease, to purchase the leased facility based on its fair market value. Mr. Rosenthal and other members of his immediate family own all of the equity securities of BAM Corporation.

  Katz Agreements. Effective as of December 11, 1995, Mr. Katz and the Company entered into an employment agreement (the "Katz Agreement") pursuant to which Mr. Katz serves as Vice President of the Company and President of Kettle Cooked Foods, a subdivision of the KPR Foods Division. The term of the Katz Agreement is from December 11, 1995 until December 10, 2000. The Katz Agreement provides for an annual

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salary of $175,000. In addition, Mr. Katz received options to purchase 12,000 shares of Company Common Stock at an exercise price of $13.125, per share which have a vesting schedule similar to Mr. Devening's options adjusted to reflect the different grant date.

  If Mr. Katz's employment is terminated during the term of the Katz Agreement by reason of death, the Company shall pay to Mr. Katz's estate his base compensation as though employment was terminated by the Company without "Cause" (as defined in the Katz Agreement) and the bonus, if any, for the bonus period in which the "Termination Date" (as defined in the Katz Agreement) occurs. If Mr. Katz's employment is terminated during the term of the Katz Agreement by disability, Mr. Katz will continue to receive his base compensation for a period of one year and the bonus, if any, for the bonus period in which the disability occurs until the Katz Agreement is terminated. Mr. Katz shall also continue to receive all compensation payable under the Company's disability benefit programs then in effect through the expiration of the term of the Katz Agreement. Thereafter, benefits shall be determined under the retirement, insurance and other compensation programs. If Mr. Katz's employment is terminated by the Company for Cause or as a result of a voluntary termination, the Company will pay Mr. Katz his base compensation through the date specified as his last day of employment. If Mr. Katz's employment is terminated during the term of the Katz Agreement by the Company without Cause, the Company will pay Katz an amount equal to his base compensation for a period not to exceed one year.

  Mr. Katz holds an equity position in KPR Holdings, Inc. which is entitled to the contingent payment under the KPR Agreement as described above. See "-- Employment, Termination of Employment, Change-In-Control and Other Agreements--Rosenthal Agreements".

  Wright Agreement. Mr. Wright resigned as of August 11, 1995. Pursuant to the terms of an employment agreement between Robert S. Wright and the Company, Mr. Wright received his base compensation through the date specified as his last day of employment.

  Swafford Separation Agreement. As a result of the sale of the Retail Division on May 30, 1995, Mr. Swafford resigned as Senior Vice President of the Company and President of the Retail Division as of June 30, 1995. Mr. Swafford and the Company entered into a Separation Agreement dated May 25, 1995 (the "Swafford Separation Agreement") concerning the payment of certain consideration upon his resignation. Pursuant to the Swafford Separation Agreement, Mr. Swafford received his base salary through June 30, 1995 and under the terms of his employment agreement a one-time bonus payment of $70,000. The Company made a separation payment to Mr. Swafford in the amount of $400,000.

  Transition Employment Agreements. The Company has entered into Transition Employment Agreements ("Agreement") with each of 13 of the key employees of the Company, including all of the executive officers listed in the "Summary Compensation Table" above, other than Mr. Devening (each an "Executive"). The Agreements are effective for a period of two years (the "Term" of the Agreement) after a "Change of Control" (as defined in the Agreement), which includes, among other things, a change in stock ownership whereby a person or group acquires a sufficiently large block of Common Stock which, when voted with shares solicited by proxy or written consent solicitation without the benefit of a management supported proxy, would enable such person or group to elect a member of the Board of Directors and will include (i) a sale by JLL of all of its interest in the Company, and (ii) a sale of the Company, if Proposal IV is adopted. If the Executive's employment is terminated by the Company without "Cause" (as defined in the Agreement) or by the Executive for "Good Reason" (as defined in the Agreement), within two years following a Change of Control, then (i) for the remainder of the Term of the Agreement the Executive shall continue to be paid his or her "Compensation" (as defined in the Agreement); (ii) all "Stock Options", "Performance Shares", and shares of "Restricted Stock" (as such terms are defined in the Agreement) held by the Executive shall vest; and (iii) the Executive shall have a period of three months to exercise any such Stock Options. The Agreement also provides that the Company will indemnify the Executives to the fullest extent permitted by the Certificate of Incorporation, the Company's bylaws, and Delaware law; confidentiality and noncompetition covenants by the Executives; notice requirements prior to termination; and for continuation of pre-Change of Control pay levels after a Change of Control. The

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Company intends to amend the Agreements and/or the stock option agreements to provide for automatic vesting of any stock options, Performance Shares and shares of Restricted Stock, following a Change of Control as redefined under Proposal IV. Mr. Sieben's Agreement has been amended to provide for such automatic vesting after a Change of Control.

  Officer Separation Pay Plan. In 1995, the Company adopted a separation pay plan for corporate officers which takes effect on termination of employment of a corporate officer other than by voluntary resignation or for "Cause" (as defined in the plan). The plan provides that separation pay will be made up of a lump sum of 100% of current annual base salary and current allowances (e.g., auto allowance) for a 20-week period for a corporate officer who has served for less than two years and for a 9-month period for an officer who has served two years or more. Such officer will be eligible for outplacement service (selected and paid for by the Company) as needed. If a corporate officer is terminated for death, disability or Cause, then no separation payment will be made. At the time of separation, unused but accrued vacation will be paid in addition to earned but unpaid bonus(es).

  Foodbrands America, Inc. Retirement & Profit Sharing Plan. The Retirement & Profit Sharing Plan, formerly the Doskocil Companies Incorporated Retirement & Profit Sharing Plan, provides that all eligible employees of the Company who have attained the age of 21, have completed one year of service and are not subject to a collective bargaining agreement are permitted to contribute up to 15% of their salary to the Retirement & Profit Sharing Plan. The Company makes contributions on behalf of each participant of a matching amount up to an employee contribution of 3% of such employee's salary. The Company also makes a 1% seed contribution to the employee's account up to $250. Employees become fully vested in Company matching contributions and profit sharing accounts in the Retirement & Profit Sharing Plan after three years of employment with the Company. The Company made a profit-sharing contribution to the Retirement & Profit Sharing Plan for Fiscal 1995. The profit-sharing contribution amount was determined and authorized by the Board of Directors of the Company. Upon severance from service with the Company, participants are entitled to a distribution in a single lump sum of their vested interest in the Retirement & Profit Sharing Plan.

  Foodbrands America, Inc. 1992 Stock Incentive Plan Pursuant to the terms of the 1992 Stock Incentive Plan, awards granted under the Plan may, in the discretion of the Committee be immediately vested, fully earned and exercisable upon the termination of a participant's employment within the two year period following a "Change of Control Event" (as defined in the 1992 Stock Incentive Plan) except (i) if such award has been terminated due to acts such as fraud, misrepresentation and embezzlement or (ii) as otherwise provided in any employment agreement. This Section of the 1992 Stock Incentive Plan has been proposed to be amended. See "PROPOSAL IV. AMENDMENTS TO THE 1992 STOCK INCENTIVE PLAN".

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